UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number            000-30678

GLOBAL SOURCES LTD.
(Translation of Registrant's Name into English)

Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..☒.... Form 40-F..☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..☐.... No..☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 7, 2015, Global Sources Ltd. (“Global Sources”) issued a press release announcing it has, through its Shenzhen, China subsidiary, entered into a Letter of Intent for the sale of its investment property on the 50th floor of the Shenzhen International Chamber of Commerce Tower in Shenzhen, China.  A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  The press release is also incorporated by reference into the Offer to Purchase, dated June 26, 2015, attached as Exhibit (a)(1)(A) to Global Sources’ Schedule TO-I filed with the Securities and Exchange Commission on June 26, 2015.

The press release is not deemed incorporated by reference in any other filing under the Securities Act of 1933, as amended, but is instead furnished thereunder.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD. (Registrant) By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer

Date: July 7, 2015